Filed pursuant to Rule 433
Registration Statement No. 333-140456

Auto-Callable Notes Linked to the S&P 500® Index and TOPIX® Index
September 20, 2007
Final Terms

Issuer:	Eksportfinans ASA

Index:	S&P 500® Index (Bloomberg: SPX) and TOPIX® Index (Bloomberg: TPX)

Issue Price:	100% of Face Amount

Face Amount:	$1,000 per note; $5,339,000 in the aggregate for all the offered notes.

Trade Date:	September 20, 2007

Original Issue Date (Settlement Date):	October 4, 2007, unless postponed due to a market disruption event

Determination Date:	September 21, 2010, unless postponed due to a market disruption event

Stated Maturity Date:	October 5, 2010, unless postponed due to a market disruption event

Redemption Amount:	Each note entitles the holder, in accordance with the terms and conditions of the notes, to receive the Redemption Amount on the applicable Early Termination Payment Date:

(1) USD 1,000 × (100% + Early Termination Payment) if the Early Termination Condition is met,

or otherwise (that is the notes have not been terminated early)

(2) USD 1,000 × Index Performance at Determination Date

The payment amount may be less than the Face Amount and may be zero.

Early Termination Condition:	Early Termination Condition is met on the respective Valuation Date (including the Determination Date) that meets the following requirement.

Both Reference Levels are greater than or equal to their respective Initial Index levels

Early Termination
Payment Dates:

Early Termination Payment Date 1	October 5, 2008
Early Termination Payment Date 2	October 5, 2009
Early Termination Payment Date 3	October 5, 2010

Initial Index Level:	SPX 1,528.66 TPX 1,583.97

Final Index Level:	The closing level of the respective index on the Determination Date

Index Return:	(Final Index Level — Initial Index Level) / Initial Index Level

Valuation Dates:

Valuation Date 1	September 22, 2008
Valuation Date 2	September 24, 2009
Valuation Date 3	Determination Date

Early Termination Coupon:

Valuation Date 1	16.15%
Valuation Date 2	32.30%
Valuation Date 3	48.45%

Lower Underlying Index Return:	Minimum [S&P 500 Final Index Level/S&P 500 (Initial Index Level), TOPIX Final Index Level/TOPIX (Initial Index Level)]

Index Performance at Determination Date (assuming no Early Termination Coupon Paid):	If either underlying Index is less than its respective Initial Index Level,:

(1) If Lower Underlying Index Return is greater than or equal to the Buffer Level,

Face Amount,

otherwise (that is the notes have not been terminated early)

(2) Lower Underlying Index Return * 100%/75%

Buffer Level:	75%

Reference Level:	With respect to each Underlying Index, the official closing level of the Index

No interest:	The notes will not bear interest

Calculation agent:	Goldman, Sachs & Co.

CUSIP:	R2188Y551

Net Proceeds to Issuer:	99.75% of Face Amount

Time of Trade:	12:44pm, September 20, 2007 (NY time)

Disclaimers

“Standard & Poor’s®”, “S&P®”, “Standard & Poor’s 500” and “S&P 500®” are trademarks of The McGraw Hill Companies, Inc. and are licensed for use by Goldman, Sachs & Co. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, and Standard & Poor’s makes no representation regarding the advisability of investing in the notes. The pricing supplement will contain a more detailed description of the limited relationship Standard & Poor’s® has with Goldman, Sachs & Co. and these securities. The foregoing in no way modifies or limits any disclaimers or limitations of liability that the issuer may make to prospective or actual purchasers or holders of these securities. The foregoing in no way modifies or limits any disclaimers or limitations of liability that the issuer may make to prospective or actual purchasers or holders of these securities.

TOPIX® is a registered trademark of the Tokyo Stock Exchange, Inc. (TSE). The notes are not sponsored, endorsed or promoted by TSE, and TSE makes no representation regarding the advisability of investing in the notes.

The copyright of TOPIX and other intellectual property rights related to “TOPIX” and “TOPIX Index” belong solely to the Tokyo Stock Exchange. No notes relating to a TSE Index are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange and the Tokyo Stock Exchange makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of any TSE Index or the figure at which any TSE Index stands on any particular day or otherwise. Each TSE Index is complied and calculated solely by the Tokyo Stock Exchange. However, the Tokyo Stock Exchange shall not be liable to any person for any error in any TSE Index and the Tokyo Stock Exchange shall not be under any obligation to advise any person, including a purchaser or vender of any notes, of any error therein.

The TOPIX Index Value and the TOPIX Trademarks are subject to the intellectual property rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TOPIX Index such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Trademarks. The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Trademarks or cease the use thereof. The Tokyo

Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemmed from the use of the TOPIX Index Value and the TOPIX Trademarks or as to the figure at which the TOPIX Index Value stands on any particular day. The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value. No Licensed Products are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc. The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the Licensed Products or an advice on investments to any purchaser of the Licensed Products or to the public. The Tokyo Stock Exchange, Inc. neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the Licensed Products, for calculation of the TOPIX Index Value. Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the Licensed Products.

This material has been prepared by Goldman, Sachs & Co. This material contains indicative terms only and describes a note which may not be suitable for all investors. This material is for discussion purposes only. Final terms and conditions are subject to further discussion and negotiation and are subject to market movements. These indicative terms cannot be relied upon as a representation that a transaction could have been or can be effected on the terms stated.

You agree that you will not offer, sell or deliver any of the notes in any jurisdiction except under circumstances that will result in compliance with the applicable laws thereof, and that you will take at your own expense whatever action is required to permit your purchase and resale of the notes. You understand that no action has been taken by Goldman, Sachs & Co. to permit a public offering in all jurisdictions.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is expected to be significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. If you purchase the notes within your investment advisory account, you will pay a fee in addition to the spread included in the notes. Please be aware that participation in any upside in the notes will be reduced by the amount of the fee that you pay on an annual basis.

If you sell your notes prior to maturity, the amount that you will realize in sale proceeds is not guaranteed and may be less than the face amount. Even if you hold onto the notes until maturity, you are not guaranteed the face amount because the issuer of the notes may default upon its obligations, either through bankruptcy or any other event; you remain exposed to the credit risk of the issuer, subject to any available guarantee. No liability is assumed by Goldman, Sachs & Co. for the non-performance of the issuer. Please note that there is no public secondary market for the notes and that no assurance can be given as to the liquidity of any trading market for the notes and that it is unlikely that a trading market for the notes will develop. Although Goldman, Sachs & Co. may from time to time make a market in the notes, neither Goldman, Sachs & Co. nor any affiliate is under any obligation to do so and market making may be discontinued at any time. Accordingly, you must be prepared to hold the notes until maturity. The issuer reserves the right to increase the size of the issue at any time.

Future returns are not guaranteed. Goldman, Sachs & Co. does not make any representations as to the future performance of the notes either in absolute terms or relative to competing investments. The price and value of the notes may go down as well as up and investors may realize losses on the notes. We, or persons involved in the preparation or issuance of this material, may from time to time have long or short positions in, buy or sell (on a principal basis or otherwise), and act as market makers in, the securities, commodities, futures, options or any other derivative or instrument identical or related to those mentioned herein (together, “investments”), and hedging activities by Goldman, Sachs & Co. relating to the notes may affect the price of such investments and the value of the notes. In addition, we or persons involved in the preparation or issuance of this material may serve as a director of a company or companies mentioned herein and we may have served as manager or co-manager of a public offering of securities by any such company within the past three years. Goldman, Sachs & Co. may, by virtue of its status as a director, underwriter, advisor or otherwise, possess or have access to non publicly available information relating to the underlying instrument(s) or the issuer(s) thereof and it shall be under no obligation to disclose such status or any public or non public information. In addition, this material does not provide information about the issuer or the underlying. Accordingly this material may not contain all information which would be material to the evaluation of the merits and risks of purchasing the notes. Further information on the notes may be obtained upon request.

Goldman, Sachs & Co. does not provide accounting, tax or legal advice. In particular, Goldman, Sachs & Co. does not make any representations as to the appropriate accounting treatment or possible tax consequences of investing in the notes. You should obtain your own independent accounting, tax and legal advice prior to making your investment decision. Unless we have expressly agreed in writing to act as your adviser with respect to the notes, (i) we are acting in the capacity of an arm’s-length contractual counterparty in connection with the notes and not as your investment adviser or fiduciary, and (ii) you should consult your own professional investment advisor to ascertain the suitability of the notes as an investment, including such independent investigation and analysis regarding the risks, security arrangements and cash-flows associated with the notes as you deem appropriate to evaluate the merits and risks of an investment in the notes, prior to making your investment decision. This material is not intended to be used as a general guide to investing, or as a source of any specific investment recommendations, and makes no implied or express recommendations concerning the manner in which any client’s account should or would be handled, as appropriate investment strategies depend upon the client’s investment objectives.

Goldman, Sachs & Co. agrees that, subject to applicable law, any and all aspects of this material that are necessary to support any U.S. federal income tax benefits may be disclosed by a recipient of this information without Goldman, Sachs & Co. imposing any limitation of any kind.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.